Exhibit 99.1

Engine Media Announces Participation in Noble Capital Markets C-Suite Interview Series

NEW YORK, September 20, 2021 — Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports and sports gaming and next-generation media solutions company, today announced their participation in Noble Capital Markets’ C-Suite Interview Series, presented by Channelchek.

Engine Media Executive Chairman Tom Rogers & Chief Executive Officer Lou Schwartz sat down with Noble Capital Markets Senior Research Analyst Michael Kupinski for this exclusive interview. Topics covered include:

●	Engine Media as an esports and sports gaming experiences company, that provides data, analytics, marketing, advertising, and intellectual property to support those experiences – while also selling those support services to others.

●	Explanation of the three gaming companies – WinView, UMG, and Eden Games; explanation of the three media solutions companies – Stream Hatchet, Sideqik and Frankly Media – and how the gaming and media companies drive each other.

●	Seasoned management team with industry experience discussing how they found Engine Media and their backgrounds.

●	The composition of the Board of Directors, how it was made up and the attractiveness of the board.

●	Discussion of how Engine Media products are highly differentiated, and how the Company’s revenues are highly differentiated in the diversity of its revenue streams compared to peers.

●	Engine’s recent acquisition of influencer marketing company Sideqik, and how the combination of Sideqik and Engine’s Stream Hatchet unit provide a unique influencer marketing offering.

●	Unique and compelling opportunities in the esports and sports gaming markets. Clearly lays out that the Company’s gaming experiences are games of skill that does not involve betting.

●	Revenue growth potential and where the next stage of growth and opportunity comes from.

●	The substantial patent portfolio relating to sports, esports and games of skill. The lawsuits against DraftKings and FanDuel were also discussed.

●	A discussion of how Engine Media share price is at a substantial revenue multiple discount to several peers in the esports sector.

The interview was recorded on September 9, 2021 and is available now on Channelchek.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

About Noble Capital Markets

Noble Capital Markets, Inc. was incorporated in 1984 as a full-service SEC / FINRA registered broker-dealer, dedicated exclusively to serving underfollowed small / microcap companies through investment banking, wealth management, trading & execution, and equity research activities. Over the past 37 years, Noble has raised billions of dollars for these companies and published more than 45,000 equity research reports. www.noblecapitalmarkets.com email: contact@noblecapitalmarkets.com

About Channelchek

Channelchek (.com) is a comprehensive investor-centric portal - featuring more than 6,000 emerging growth companies - that provides advanced market data, independent research, balanced news, video webcasts, exclusive c-suite interviews, and access to virtual road shows. The site is available to the public at every level without cost or obligation. Research on Channelchek is provided by Noble Capital Markets, Inc., an SEC / FINRA registered broker-dealer since 1984. www.channelchek.com email: contact@channelchek.com

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the legal actions described herein and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869